PB 3/14 *



07004286

STATES
:CHANGE COMMISSION
, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-048790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRISTOL INVESTMENT GROUP, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
110 EAST 59TH STREET, 29TH FL.
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN P. DONENFELD **(212) 593-3157**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 2 1 2007
WASH, D.C.
185
SECTION

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **ALAN P. DONENFELD**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BRISTOL INVESTMENT GROUP, INC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

SANFORD H. GREENBERG
Notary Public, State of New York
No. 02GR5081810 Westchester
Qualified in ~~New York~~ County
Commission Expires July 14, 2007

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Bristol Investment Group, Inc.

Statement of Financial Condition

December 31, 2006

Bristol Investment Group, Inc.

Contents

Page



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

The Shareholder
Bristol Investment Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc (the "Company"), as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc., as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 8, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Bristol Investment Group, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	18,228
Other assets		3,557
Deposit		7,200
Due from related party		30,000
Fixed assets, net of accumulated depreciation of $3,760		3,051
Total assets	$	62,036

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,706
Total liabilities		1,706
Shareholder's equity		60,330
Total liabilities and shareholder's equity	$	62,036

The accompanying notes are an integral part of this financial statement.

Bristol Investment Group, Inc.

Notes to the Statement of Financial Condition

December 31, 2006

Note 1. Organization and net capital

Bristol Investment Group, Inc. (the "Company") is incorporated in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc.

The Company acts as agent in the private placements of securities and provides consulting services.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2006, the Company' had net capital of approximately $16,000 which was $11,000 in excess of the minimum capital requirement of $5,000. The ratio of the company's aggregate indebtedness to net capital was approximately 10%

Note 2. Significant accounting policies

Private placement fees and consulting fees are recorded at the time the private placement or service is completed.

Computer equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Commitments

The Company also has an office service agreement (the "Agreement") whereby it leases office space, administrative services, and telephone equipment. The approximate minimum future lease commitments under the lease are summarized below:

Year ended December 31,	
2007	$44,400
2008	45,600

Note 4. Income taxes

The Company files its tax returns on a cash basis. A summary of the Company's net operating losses for federal income tax purposes is the following:

Amount	Expiring
$80,000	2022
78,000	2023
38,000	2024
34,000	2026

A 100% valuation allowance of approximately $51,000 has been established to reserve for the deferred tax asset arising from the net operating loss since there is no assurance that the benefit will be realized in the future. During 2006 the reserve was increased to $51,000 due reflect the Company's current net operating loss.

Note 5. Related party transaction and subsequent event

At December 31, 2006, the shareholder was indebted to the Company for a loan in the amount of $30,000. After December 31, 2006, the shareholder paid $21,000 to the Company as a partial repayment of the loan.

Note 6. Shareholder's equity

Shareholder's equity consists of common shares with no par value. There are 200 shares authorized and 100 shares that are issued and outstanding.

Bristol Investment Group, Inc.

Statement of Financial Condition

December 31, 2006

Bristol Investment Group, Inc.

Contents



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

The Shareholder
Bristol Investment Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc (the "Company"), as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc., as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 8, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Bristol Investment Group, Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	18,228
Other assets		3,557
Deposit		7,200
Due from related party		30,000
Fixed assets, net of accumulated depreciation of $3,760		3,051
Total assets	$	62,036

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,706
Total liabilities		1,706
Shareholder's equity		60,330
Total liabilities and shareholder's equity	$	62,036

The accompanying notes are an integral part of this financial statement.

Bristol Investment Group, Inc.

Notes to the Statement of Financial Condition (continued)

December 31, 2006

Note 3. Commitments

The Company also has an office service agreement (the "Agreement") whereby it leases office space, administrative services, and telephone equipment. The approximate minimum future lease commitments under the lease are summarized below:

Year ended December 31,	
2007	$44,400
2008	45,600

Note 4. Income taxes

The Company files its tax returns on a cash basis. A summary of the Company's net operating losses for federal income tax purposes is the following:

Amount	Expiring
$80,000	2022
78,000	2023
38,000	2024
34,000	2026

A 100% valuation allowance of approximately $51,000 has been established to reserve for the deferred tax asset arising from the net operating loss since there is no assurance that the benefit will be realized in the future. During 2006 the reserve was increased to $51,000 due reflect the Company's current net operating loss.

Note 5. Related party transaction and subsequent event

At December 31, 2006, the shareholder was indebted to the Company for a loan in the amount of $30,000. After December 31, 2006, the shareholder paid $21,000 to the Company as a partial repayment of the loan.

Note 6. Shareholder's equity

Shareholder's equity consists of common shares with no par value. There are 200 shares authorized and 100 shares that are issued and outstanding.

END